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                              November 20, 2023

       Prashant Aggarwal
       Chief Executive Officer
       MoneyHero Limited
       70 Shenton Way
       #18-15, EON Shenton, S079118
       Singapore

                                                        Re: MoneyHero Limited
                                                            Registration
Statement on Form F-1
                                                            Filed October 27,
2023
                                                            File No. 333-275205

       Dear Prashant Aggarwal:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Disclose the exercise prices of the warrants compared to the market price of the underlying securities.
Given the warrants appear to be out the money, disclose the
                                                        likelihood that warrant
holders will not exercise their warrants. Provide similar disclosure in the risk factors
section, and in each place disclose that cash proceeds associated with the exercises of the
warrants are dependent on the stock price. As applicable, describe the impact on your
liquidity and update the discussion on the ability of your company to fund your operations on a
prospective basis with your current cash on hand.
   2.                                                   Highlight the
significant negative impact sales of shares on this registration statement could have on the
public trading price of the PubCo Class A Ordinary Shares.
 Prashant Aggarwal
FirstName
MoneyHeroLastNamePrashant Aggarwal
           Limited
Comapany 20,
November  NameMoneyHero
              2023        Limited
November
Page 2    20, 2023 Page 2
FirstName LastName
3. In the third paragraph on your prospectus cover, revise to highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price.
Prospectus Summary
Overview, page 1

4. Please expand your discussion in this section to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales
         could impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that beneficial owners of over 80% of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Risk Factors
The securities being offered in this prospectus represent a substantial
percentage of PubCo   s
outstanding shares..., page 57

5. We note your risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class
         A Ordinary Shares. To illustrate this risk, please expand your risk factor to disclose the percentage that the shares being registered for resale currently represent of the total number of shares outstanding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Steve Lin